UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

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☐	Soliciting Material Pursuant to § 240.14a-12

SYNACOR, INC.

(Name of Registrant as Specified In Its Charter)

JEC Capital Partners, LLC

JEC II Associates, LLC

K. Peter Heiland

Ratio Capital Management B.V.

Ratio Capital Partners

Dilip Singh

Jeff Misthal

Scott Williams

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY — SUBJECT TO COMPLETION

PROXY STATEMENT

OF

JEC CAPITAL PARTNERS, LLC

RATIO CAPITAL MANAGEMENT B.V.

April [•], 2015

WE BELIEVE THAT IT IS TIME FOR THE SYNACOR BOARD TO BE HELD ACCOUNTABLE

FOR SYNACOR’S CONSISTENT RECORD OF POOR PERFORMANCE, FAILURE TO ADHERE TO CORPORATE GOVERNANCE BEST PRACTICES, AND Significant DESTRUCTION OF STOCKHOLDER VALUE

VOTE THE BLUE PROXY CARD AND SUPPORT NOMINEES WHO WE FIRMLY BELIEVE ARE HIGHLY QUALIFIED, INDEPENDENT AND CAN IMPROVE AND RECOVER VALUE AT SYNACOR

Dear Fellow Synacor Stockholders:

As of the date of this Proxy Statement, JEC Capital Partners, LLC and Ratio Capital Partners (together, the “Concerned Stockholders”) and the other participants in this solicitation beneficially own 2,698,700 shares, or approximately 9.8%, of the outstanding common stock, $0.01 par value per share of Synacor, Inc. (the “Company” or “Synacor”) a Delaware corporation, making us, collectively, one of the Company’s largest stockholders.

Beginning with the Company’s initial public offering in February 2012 (the “IPO”), the opening share price on the first day of the period indicated and the closing share price on the last day of the period indicated were as follows:

Period	Opening Share Price	Closing Share Price	% Change
2/10/12 – 12/31/12	$5.00	$5.47	+ 9.4%
1/1/13 – 12/31/13	$5.65	$2.45	- 56.6%
1/1/14 – 12/31/14	$2.46	$2.00	- 23.0%

Synacor has struggled since 2012 under senior management and a Board that, in our view, have destroyed stockholder value by routinely making poor decisions. The current Board has presided over a protracted period of consistently poor operating results and decreases in share price. Two of the incumbent directors being nominated at this years’ Annual Stockholder Meeting are Jordan Levy and Andrew Kau. Mr. Levy and Mr. Kau have served on the Synacor Board for 14 and 13 years, respectively. It is not surprising that Mr. Kau has sold stock during this period, with Mr. Kau (and his affiliates) selling 501,2821 shares.

We believe there is significant value to be realized at Synacor. However, we are concerned that the Board is not taking the appropriate actions to improve the Company’s performance and unlock value for the benefit of all stockholders. Given what we see as the Company’s financial and stock price under-performance, failed execution, and poor corporate governance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to permit the interests of the stockholders, the true owners of Synacor, to be better represented in the boardroom. The Board must take the necessary steps to provide stockholders with the potential to maximize the value of their investment.

The upcoming 2015 Annual Meeting of Stockholders is a critical opportunity for Synacor stockholders, who have seen the value of their investment decline, to elect new Board members that are both highly-qualified and dedicated to improving the operating performance, corporate governance, and value of Synacor for the benefit of all stockholders. We have invested considerable effort to select three director nominees that we believe have diverse skill sets and perspectives directly relevant to Synacor’s business and current challenges. Summary biographies of our independent nominees are as follows:

1 Includes shares owned by Pacven Walden Management Co. Ltd. and its affiliated entities.

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 Jeff Misthal

▪	Mr. Misthal has significant expertise and business experience in the media and telecommunications industry in which Synacor operates.
▪	Specifically, Mr. Misthal brings a ‘competitor perspective’ to the Board having spent 9 years at Yahoo, Inc., most recently as Vice President of Finance for the Search and Ad Technology Groups.
▪	Prior to Yahoo, Inc., Mr. Misthal was an investment banker at Savvian and JP Morgan, where he gained significant capital market and mergers and acquisitions expertise.
▪	Mr. Misthal is independent of JEC Capital Partners and Ratio Capital Partners.

 Dilip Singh

▪	With 40 years of global operational executive management experience in technology companies and telecom carriers from Fortune 500 companies to start-ups, Mr. Singh brings added oversight experience in strategic planning, financial discipline, mergers and acquisitions, and turnaround experience.
▪	Mr. Singh has served on numerous corporate boards including MRV (NASDAQ: MRVC) and Concurrent (NASDAQ: CCUR)
▪	Mr. Singh is independent of JEC Capital Partners and Ratio Capital Partners.

 Scott Williams

▪	Mr. Williams has significant expertise and experience in the media and telecommunications industry in which Synacor operates.
▪	Specifically, Mr. Williams brings a ‘customer perspective’ to the Board, having worked for a number of potential Synacor customers – including AT&T, Inc., Time Inc., the Weather Channel, and Turner Broadcasting.
▪	Mr. Williams is independent of JEC Capital Partners and Ratio Capital Partners.

We are excited about what the prospects for Synacor could be under the leadership of our nominees, especially armed with a directive from stockholders to improve Synacor for the benefit of all stockholders. By voting the enclosed BLUE proxy card, you will be helping to elect what we believe is a highly qualified, independent group of industry and technology executives who are committed to driving positive change for the benefit of Synacor stockholders and will be stewards of proper corporate governance.

We believe it is time for stockholders to hold this Board accountable for its actions and its failures. We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed BLUE proxy card today. If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating, and returning a later dated proxy or by voting in person at the 2015 Annual Meeting.

If you have any questions or require any assistance with your vote, please contact InvestorCom at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Bart Kool	/s/ Michael Torok

Bart Kool	Michael Torok
Ratio Capital Partners	JEC Capital Partners

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The Concerned Stockholders have retained InvestorCom to assist in communicating with stockholders in connection with the proxy solicitation and to assist in efforts to obtain proxies. If you have any questions, require assistance in voting your BLUE proxy card, or if you need additional copies of our proxy materials, please contact InvestorCom at the phone numbers or email listed below.

InvestorCom, Inc.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free (877) 972-0090

Banks and Brokers call (203)972-9300

info@investor-com.com

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2015 ANNUAL MEETING OF STOCKHOLDERS

OF

SYNACOR, INC.

PROXY STATEMENT

OF

JEC CAPITAL PARTNERS, LLC AND RATIO CAPITAL MANAGEMENT B.V.

PLEASE SIGN, DATE, AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

This Proxy Statement (the “Proxy Statement”) and the enclosed BLUE proxy card are being furnished to stockholders of Synacor, Inc. (“Synacor” or the “Company”) in connection with the solicitation of proxies by JEC Capital Partners, LLC, JEC II Associates LLC, and K. Peter Heiland (collectively, “JEC Capital Partners”) and Ratio Capital Management B.V. and Ratio Capital Partners (together “Ratio Capital Partners”, and with JEC Capital Partners, the “Concerned Stockholders”), Jeff Misthal, Dilip Singh and Scott Williams (the Concerned Stockholders and Messrs. Misthal, Singh and Williams are sometimes referred to herein as the “Participants”) to be used at the 2015 annual meeting of stockholders of Synacor, including any adjournments or postponements thereof and any meeting held in lieu thereof (the “2015 Annual Meeting”). As of the date of this Proxy Statement, the Participants collectively beneficially own approximately 9.8% of the outstanding shares of common stock, $0.01 par value per share, of the Company.

We are seeking to elect three nominees to the Company’s Board of Directors (the “Board”) because we believe change in the Board is required to reverse what we see as a protracted period of consistently poor operating results, poor share price development and poor corporate governance practices. We believe that our nominees are highly qualified with relevant backgrounds and industry experience. If elected, our nominees will bring fresh perspectives, leadership skills, and valuable industry knowledge, relationships and connections to the Board in an effort to represent the interests of all stockholders.

We are seeking your support at the Company’s 2015 Annual Meeting which is scheduled to be held on April 20, 2015 at The Embassy Suites Hotel, 200 Delaware Avenue, Buffalo, New York 14202 at 9:00am local time, for the following:

1.	To elect the Concerned Stockholders’ nominees: Scott Williams, Jeffrey Misthal, and Dilip Singh (each a “Nominee” and collectively, the “Nominees”) to hold office until the Company’s annual meeting in 2018 and until their respective successors are duly elected and qualified.

This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. See “Voting and Proxy Procedures” on page 19 for additional information. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement filed with the Securities and Exchange Commission on March 12, 2015 (the “Company’s Proxy Statement”) for the names, backgrounds, qualifications, and other information concerning the Company’s nominees.

As of the date hereof, the Concerned Stockholders collectively beneficially own 2,698,700 shares of common stock of the Company (the “Concerned Stockholder Group Shares”). We intend to vote all of the Concerned Stockholder Group Shares that are eligible to vote our shares as follows:

Proposal 1:	FOR the election of our Nominees: Mr. Scott Williams, Mr. Jeffrey Misthal, and Mr. Dilip Singh.

Proposal 2:	FOR the appointment of Deloitte & Touche LLP as independent registered public accounting firm.

Proposal 3:	We intend to vote in accordance with the recommendation of Institutional Stockholders Services (“ISS”) on the ratification of the Rights Agreement, dated as of July 14, 2014, between the Company and American Stock Transfer & Trust Company, LLC as rights agent.

The Company has set the close of business on March 23, 2015 as the record date for determining stockholders entitled to notice of and to vote at the 2015 Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 40 La Riviere Drive, Suite 300, Buffalo, New York 14202. Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2015 Annual Meeting. According to the Company, as of the Record Date, there were 27,429,665 shares of common stock outstanding.

This proxy statement and BLUE proxy card are first being mailed or given to the Company’s stockholders on or about April [•], 2015.

THIS SOLICITATION IS BEING MADE BY THE CONCERNED STOCKHOLDERS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2015 ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE CONCERNED STOCKHOLDERS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2015 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

THE CONCERNED STOCKHOLDERS URGE YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED BLUE PROXY CARD.

THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2015 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2015 ANNUAL MEETING OR BY VOTING IN PERSON AT THE 2015 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting — This Proxy Statement and our BLUE proxy card are available at: www.icommaterials.com/SYNC

IMPORTANT

Your vote is important, no matter the number of shares of common stock you own. The Concerned Stockholders urge you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees.

▪	If your shares of common stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to JEC Capital Partners, LLC c/o InvestorCom, Inc. (“InvestorCom”) in the enclosed postage-paid envelope today.

▪	If your shares of common stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of common stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of common stock on your behalf without your instructions.
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▪	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will be counted, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our three (3) Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card, or if you need additional copies of our proxy materials, please contact InvestorCom at the phone numbers of email listed below.
InvestorCom, Inc.
65 Locust Avenue, Suite 302
New Canaan, CT 06840
Stockholders call toll free (877) 972-0090
Banks and Brokers call (203)972-9300
info@investor-com.com

3

Background to the Solicitation

The following is a chronology of certain material events leading up to this proxy solicitation commencing in January 2014:

▪	On January 6, 2014, the Company’s President and CEO filed a Form 4 (1st in 2014) with the Securities and Exchange Commission (the “SEC”) disclosing an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On January 16, 2014, the Company’s President and CEO filed a Form 4 (2nd in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On February 3, 2014, the Company’s President and CEO filed a Form 4 (3rd in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On February 13, 2014, the Company’s President and CEO filed a Form 4 (4th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On March 5, 2014, the Company announced results for its fourth quarter and fiscal year ended December 31, 2013. The results were disappointing to the Concerned Stockholders and the Company detailed continued declines in key business metrics as compared to the fourth quarter of 2012. Additionally, the Company announced a “2014 CEO Succession Plan” whereby the CEO would remain in his job, but the Board would begin the process of identifying a successor to the CEO. Additionally, the Company announced a Share Repurchase Program to repurchase up to $5 million of its outstanding common stock. The Company hosted a conference call to discuss the results with the investment community on the day the results were released. During that conference call, Synacor’s Chief Financial Officer, William Stewart stated, “So, let me see, the question regarding the buyback that was something we had been discussing for some time, given what the stock price is and as we said in the earnings release given our confidence in the prospects that we have for our new products and the future of the Company in general it felt that was an opportunistic time for us to look at becoming active in that area.”

▪	On March 8, 2014, the Company filed a current report on Form 8-K with the SEC providing details on the “Transition Agreement” entered into with the President and CEO in connection with the announced 2014 CEO Succession Plan. Among other things, the Transition Agreement extended the CEO’s severance from 12-months salary and bonus to 24-months salary and bonus, beginning on the date a new CEO was hired by the Company. The Concerned Stockholders were disappointed by what we saw as an unnecessary and unwarranted increase in severance given the Company’s poor performance.

▪	On March 17, 2014, the Company’s President and CEO filed a Form 4 (5th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On March 31, 2014, the Company’s President and CEO filed a Form 4 (6th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On April 10, 2014, the Company’s President and CEO filed a Form 4 (7th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On April 28, 2014, the Company’s President and CEO filed a Form 4 (8th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On May 13, 2014, the Company announced results for its first quarter of 2014. The results were disappointing to us as the Company detailed continued declines in key business metrics.

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▪	On May 27, 2014, the Company’s President and CEO filed a Form 4 (9th in 2014) with the Securities and Exchange Commission indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On May 29, 2014, the Company filed a current report on Form 8-K disclosing the results of matters submitted to a vote of the stockholders at the Company’s 2014 Annual Meeting of Stockholders held on May 22, 2014. Each of the Company’s two nominees for election as directors at the 2014 Annual Meeting of Stockholder received “FOR” votes from less than 50% of the outstanding shares.

▪	On June 9, 2014, the Company’s President and CEO filed a Form 4 (10th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On June 16, 2014, a representative of the Concerned Stockholders spoke to the President and CEO of Synacor. The purpose of the conversation was to request an introduction to Synacor Chairman Jordan Levy. An email introduction between Chairman Jordan Levy and a representative of the Concerned Stockholders was made that day.

▪	On June 17, 2014, after reviewing:

o	Synacor’s deteriorating operating results,
o	Synacor’s declining cash balance,
o	Synacor’s declining share price,
o	the Board’s decision to publicly announce a “CEO succession plan” with no successor CEO candidate identified, and
o	the ten open market sales of the Company’s shares by Synacor’s President and CEO during the first six months of 2014,

the Concerned Stockholders jointly filed a Form 13D reporting their respective ownership in the Company. The Form13D stated, among other things, our shared belief that Synacor shares were deeply undervalued and as such may represent significant opportunities for realization in stockholder value. We also disclosed our intention to communicate with the Board of Directors of the Company regarding, among other things, the ongoing search for a new Chief Executive Officer, the strategic direction of the Company, the prospects of the Company, and the capital structure of the Company. That day a representative of the Concerned Stockholders exchanged emails with Synacor Board Chairman Jordan Levy to arrange a phone call.

▪	On June 19, 2014, the Company’s President and CEO filed a Form 4 (11th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	June 23, 2014, Synacor Chairman informed the Concerned Stockholders in writing that an executed non-disclosure agreement (NDA) was required in order to have a conversation. The Concerned Stockholders responded by stating that they would be respectful of boundaries regarding non-public information and that they did not require an NDA in order to share their views regarding the Company.

▪	June 24, 2014, a telephone conversation took place between a representative of the Concerned Stockholders and Mr. Levy. In that call, the Concerned Stockholders shared their views and Mr. Levy indicated that he and the Board were apologetic about and accepted responsibility for the poor performance of Synacor. Mr. Levy also stated that being Synacor’s Chairman was not his full-time job and he had other obligations to attend to. Following that call, the Concerned Stockholders emailed a summary of that call to Mr. Levy. The summary of the call stated that:

o	The Concerned Stockholders requested the Board suspend the CEO search for 60 days to allow them to obtain an understanding of the actual enterprise value of Synacor;
o	Although he had received requests for a review of the Company’s strategic alternatives, Mr. Levy had not responded to these requests;

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o	The Concerned Stockholders had offered to execute a limited NDA to meet with potential CEO candidates so that if and when a new CEO was hired, he or she would know that they would have the support of stockholders; and
o	Mr. Levy had agreed to bring the request for a limited NDA to the Board, and to suggest a vote on whether such a limited NDA was appropriate by June 27.

▪	On June 25, 2014, a representative of the Concerned Stockholders had a telephone conversation with Synacor Chairman Jordan Levy. The Concerned Stockholders informed Mr. Levy that they would be issuing an open letter to the Board of Synacor stating their views. During that conversation, Mr. Levy again stated that the Board was responsible for the poor operating results of Synacor that had led to significant destruction of stockholder value. Mr. Levy then encouraged the Concerned Stockholders to make an offer to buy Synacor or to cause one of their portfolio companies to make an offer for Synacor. The representative of the Concerned Stockholders stated that neither JEC Capital Partners nor Ratio Capital Partners nor any of their respective portfolio companies or affiliates had any interest in making an offer to acquire or merge with Synacor. Mr. Levy then offered a face-to-face meeting with the Concerned Stockholders so that the Concerned Stockholders could “state our views and yell and scream like [an investor named by Mr. Levy who we presumed to be a Synacor stockholder].” We declined to accept that meeting invitation.

▪	On June 26, 2014, the Concerned Stockholders filed a Form 13D/A and a press release containing an open letter addressed to the Board of Directors of Synacor. The open letter detailed several issues facing the company that we consider to be the result of failures of leadership by the Synacor Board, including:

o	Synacor’s share price decline of over 50% since its IPO, lagging comparable peers, metrics, and indices.
o	Synacor’s revenue declines from $122 million in 2012 to the 2014 guidance of $100 million.
o	Synacor’s cash balance decline from $43 million in 2012 to $33 million at the end of the quarter ended March 31, 2014.
o	Synacor’s research and development spend of $73 million in the aggregate from 2011 through 2013, which when combined with the then-anticipated 2014 research and development spend, exceeded $100 million and was 2.8 times the Company’s then-enterprise value.

o	The Board’s decision, which was inexplicable in our view, to publicly announce a CEO transition with no succession plan and its decision to give the out-going CEO a severance package that we believed was above market.

Given the Company’s struggles and the fact that it had no CEO, the Concerned Stockholders closed the letter by proposing that the Board halt its search for a new CEO and instead pursue a strategic review process to maximize stockholder value.

▪	On June 27, 2014, Synacor responded to our open letter by filing a press release. The Company’s press release stated, in part, that the Board was focused on strategic priorities to deliver sustainable growth for the benefit of all stockholders. It did not specifically address any of the concerns stated in our open letter to the Board.

▪	On June 30, 2014, the Concerned Stockholders responded to the Synacor Board’s press release with an open letter asking the Board to explain its strategy for turning the Company around and recovering lost stockholder value. We also reminded the Board that the Synacor share price had increased 25% since we publicly disclosed our ownership and encouraged the Board to conduct a review of strategic alternatives.

▪	On July 2, 2014, Synacor filed a press release announcing that it had appointed Steve Oroszlan as Vice President of Business Development. According to the Linkedin profile of Mr. Oroszlan, he had been with the Company in that role since March of 2014.

▪	On July 7, 2014, the Company’s President and CEO filed a Form 4 (12th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On July 8, 2014, the Concerned Stockholders sent a letter to Synacor pursuant to Section 220 of the Delaware General Corporation Law demanding to inspect certain of the Company’s books and records.

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▪	On July 14, 2014, the Concerned Stockholders filed a Form 13D/A and a press release containing an open letter addressed to the Board of Directors of Synacor. In the letter, we requested that Board Chairman Jordan Levy resign and that Synacor call a special meeting of stockholders to add two new independent directors to the Board. In that letter, we provided the reasons why we believed Mr. Levy should resign from the Board, as well as why we believed that adding new directors could help the Company, including:

➢	As chairman of the Board’s Corporate Governance and Nominating Committee, Mr. Levy should be held accountable for:
o	failing to adhere to corporate governance best practices by retaining provisions in Synacor’s Certificate of Incorporation prohibiting stockholders from acting by written consent and providing for a classified board of directors; and
o	rewarding directors (Mr. Levy included) that we believe are ineffective by nominating them for re-election.

➢	As a member of the Board’s Compensation Committee, Mr. Levy should be held accountable for:
o	approving an exit package for the out-going CEO that we believe to be above market; and
o	providing the current Board members (Mr. Levy included) with increased cash compensation and stock options despite the poor performance of the Company.

➢	As Chairman of the Board of Directors, Mr. Levy should be held accountable for the actions of the Board as a whole, which had then:
o	overseen a 70% decline in stockholder value since the Company’s Series C financing in 2006 and a 50% decline in stockholder value since its IPO in 2012; and
o	authorized a $90 million “investment” in research and development over the past three years – three times the then-current value of the Company.

▪	On July 15, 2014, the Board of Directors of Synacor adopted a Stockholder Rights Plan and Poison Pill (the “Rights Plan”) designed to ensure that no stockholder or group of stockholders could own more than 10% of the shares of Synacor. At that date, the Concerned Stockholders owned 9.9% of Synacor’s shares in the aggregate. In its announcement, Synacor Chairman Jordan Levy stated that the plan was adopted due to concerns about the motivations of JEC Capital Partners due to its “recent accumulation of shares”. Although commentators and corporate governance experts disagree on the propriety and utility of poison pills, and the adoption of a poison pill may, in some circumstances, be aligned with security holder objectives, we view the adoption of the Rights Plan by the Synacor Board as an entrenchment tactic unrelated to the legitimate reasons for which a company might adopt a poison pill, such as protecting itself from a hostile takeover, given the fact that the Concerned Stockholders had no intention of acquiring control of the Company.

▪	On July 15, 2014, the Company responded to our demand to inspect certain of the Company’s books and records pursuant to Section 220 of the Delaware General Corporation Law. The company stated its intention to comply subject to the terms of a confidentiality agreement.

▪	On July 17, 2014, the Concerned Stockholders filed a Form 13D/A and a press release containing an open letter addressed to the Board of Directors of Synacor. In that letter, we stated that we viewed the Rights Plan as an entrenchment tactic given that there had been no “recent accumulation of shares” by the Concerned Stockholders. We also reiterated our demand that Board Chairman Jordan Levy resign and that Synacor call a special meeting of stockholders to add two new independent directors to the Board.

▪	On July 17, 2014, the Company’s President and CEO filed a Form 4 (13th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On July 28, 2014, the Company’s President and CEO filed a Form 4 (14th in 2014) with the SEC indicating an open market sale of Synacor common stock pursuant to a Rule 10b5-1 trading plan.

▪	On August 4, 2014, the Company announced it had appointed Himesh Bhise as Chief Executive Officer and a member of the Board of Directors.

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▪	On August 12, 2014, the Company announced its operating results for the second quarter of 2014. The results included continued declines in revenue, cash and other key business metrics. The Company further announced that it had received a termination notice from a customer that had previously accounted for more than 10% of the Company’s revenue, Charter Communications. The Company also announced that after buying approximately $562,000 of its own shares, it had suspended its $5 million stock repurchase plan, which was announced in March of 2014. The Company hosted a conference call to discuss the results with the investment community on the day the results were released. During that conference call, Synacor’s newly appointed Chief Executive Officer, Himesh Bhise stated, “….we intend to put together a strategic plan within the next 45 days to share with our Board, and then share it with the broader investment community later in Q4.”

▪	On August 18, 2014, the Concerned Stockholders filed a Form 13D/A and a press release containing an open letter addressed to the Board of Directors of Synacor. In that letter, we again reiterated our demand that Board Chairman Jordan Levy resign and that Synacor call a special meeting of stockholders to add two new independent directors to the Board. Additionally, we offered to pay the costs associated with the meeting. Our motivation for offering to pay the costs of the meeting were, as stated in the letter:

o	In April of 2013, the Board disclosed that it had increased equity compensation for each Director who is re-elected to the Board from an annual grant of 5,000 options to a grant of up to 30,000 shares and up to 15,000 options, which was a significant increase in light of the 60% decrease in the Company’s stock price compared to its IPO price.
o	We believe the Board’s initial response to our interest in Synacor was to incorrectly imply, in a press release, that the Concerned Stockholders had recently accumulated shares and suggest that this supposed accumulation was the reason for the adoption of a poison pill.
o	The second quarter of 2014 was the Company’s worst yet: it lost one of its largest customers, burned through cash at an incredible rate, and drifted aimlessly without a CEO.
o	The Board announced and terminated a share repurchase program in the span of one quarter after using just 10% of the authorized funds.
o	Finally, the new CEO announced a 45-day period to develop a strategy, confirming there was no strategy or no effective strategy prior to his hiring.

▪	On August 26, 2014, the Company filed a current report on Form 8-K announcing that the Company’s former CEO, who signed a 24-month Transition Agreement just months earlier, had resigned from the Board of Directors.

▪	On August 27, 2014, representatives of the Concerned Stockholders met with Synacor’s CEO and CFO in New York City. The purpose of the meeting was to discuss the serious issues facing the Company. During the meeting, we provided the CEO and CFO with our views of the necessary actions they should take to immediately improve the Company. These actions were largely related to the Company’s cash burn rate and overall cost structure, which had not been adjusted to reflect lost customers and declining revenue since 2012. Additionally, we provided Synacor’s CEO and CFO with our views as to how and when these actions should be communicated to investors.

▪	On August 30, 2014, the Concerned Stockholders sent an email to Synacor’s CEO summarizing the meeting that took place on August 27, 2014. We noted, among other things, that Synacor’s CEO and CFO had agreed with our view that Synacor needed to implement a significant cost reduction right away. We also pointed out the need for the Board to communicate a strategy and action plan within the time frame previously announced (i.e., within 45 days of August 4, 2014, or September 18, 2014).

▪	On September 7, 2014, Synacor’s CEO responded to our email summary of the August meeting. In that email, Mr. Bhise indicated that he appreciated our input and would consider it, along with the input and data he was gathering from various sources. Mr. Bhise also agreed that the revenue level did not support the existing cost structure of the Company, but indicated that the Board was “looking into” how to manage the timing and communication of the Company’s strategic plan.

▪	On September 11, 2014, the Concerned Stockholders filed a Form 13D/A and a press release containing an open letter to the Board of Directors of Synacor. The open letter detailed our proposed actions to improve the Company that we had communicated to the CEO and CFO in our meeting on August 27, 2014.

▪	On September 22, 2014, Synacor Chairman Jordan Levy and a representative of the Concerned Stockholders had a telephone conversation. In that conversation, Mr. Levy stated that (a) he took full responsibility for Synacor’s poor performance, but (b) being Synacor’s Chairman was not his full-time job, and (c) he was a “venture guy” and not a “public company guy”. Mr. Levy also stated that the Board could make available one seat on the Board for a Concerned Stockholder nominee under certain conditions. We responded, in part, that we would discuss the proposal and make a counter proposal, but that we believed that since every incumbent member of Synacor’s Board has presided over a period of significant operating losses and negative stock price performance, the proposal to add only one new independent member to the Board came short of the change needed to ensure that the best interests of stockholders were appropriately represented in the boardroom.

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▪	On September 24, 2014, Synacor Chairman Jordan Levy and a representative of the Concerned Stockholders had a telephone conversation. In that conversation, the Concerned Stockholders responded to Mr. Levy’s offer by proposing (a) to sign a non-disclosure agreement that would allow us to review the Company’s strategic plan and, (b) provided the strategic plan was supportable, to recommend two nominees for addition to the Board who would bring industry experience and customer relationships that could help Synacor execute on its strategic plan. Mr. Levy then asked us to confirm that our Board nominees would not be employees or directors of JEC Capital Partners or Ratio Capital Partners. We confirmed that our nominees would not be from JEC Capital Partners or Ratio Capital Partners and that we would only propose independent, successful business people with industry backgrounds and customer and potential customer relationships that would benefit Synacor.

▪	On September 29, 2014, Synacor Chairman Jordan Levy and a representative of the Concerned Stockholders had a telephone conversation. In that conversation, Mr. Levy stated that the Board had met, considered our proposal, and felt that adding two independent directors to the Board was not reasonable. The Concerned Stockholders responded by stating that they were disappointed by the Board’s decision. Mr. Levy did not respond to our request to sign a non-disclosure agreement to review Synacor’s strategic plan.

▪	On October 1, 2014, the Company filed a current report on Form 8-K indicating that it had “streamlined the business and focused R&D costs” through actions that included a workforce reduction of approximately 20% of the Company’s employees. In that press release, the CEO stated that Synacor was now poised to “return to growth”.

▪	On October 1, 2014, Synacor issued a press release stating, in part, that Synacor’s Board of Directors had “attempted to engage in cooperative dialogue with [the Concerned Stockholders], welcoming input and ultimately offering them representation on the Board. However, the Board's numerous good faith actions were each met with excessive and inappropriate demands.”

▪	On October 2, 2014, the Concerned Stockholders filed a Form 13D/A and a press release responding to the press release issued by Synacor on October 1, 2014, which we viewed as not representative of the facts and misleading. In that press release, we detailed the exact nature of each interaction between the Concerned Stockholders and Synacor’s Chairman Jordan Levy. We also reiterated our demand that the Synacor Board allow stockholders to determine what is in their own best interests by calling a special meeting (at our expense) to elect two new, independent directors to the Board of Synacor. At the date of that letter, Synacor’s stockholders had incurred a 70% loss in value over the preceding 24 months.

▪	On October 28, 2014, Synacor announced that Scott Murphy had re-joined the Board of Directors as a Class III director with a term expiring in 2017. Mr. Murphy had previously served on the Synacor Board from 2004 to 2009 before leaving the Board to serve a partial term in the United States Congress. After losing his reelection bid, Mr. Murphy returned to work at Advantage Capital Partners (“Advantage Capital”) and then rejoined the Synacor Board. Advantage Capital currently owns approximately 8% of Synacor’s shares, and has been a major Synacor stockholder since prior to Synacor’s IPO. We view the Board’s decision to re-appoint Mr. Murphy as an entrenchment tactic designed to ensure the vote of Advantage Capital at the 2015 Annual Meeting.

▪	On October 30, 2014 Synacor reported its operating results for the third quarter of 2014. Revenue was down 2% as compared to the third quarter of 2013. Net loss was $2.6 million, or 10% of revenue. The Company also announced its “growth strategy”.

▪	November 12, 2014, Synacor filed a current report on Form 8-K that included an investor presentation entitled “Growth Strategy”.

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▪	November 19, 2014, representatives of the Concerned Stockholders met with Synacor’s CEO and CFO in New York City. During the meeting, Synacor’s management attempted to answer our questions about the potential issues with the newly announced strategy. We also discussed the Board’s decision to re-appoint Mr. Murphy after his political career ended. We explained that we believed it was a transparent entrenchment tactic and not a positive development given the long history of underperformance under the stewardship of the incumbents (of which Mr. Murphy was one for 5 years).

▪	On January 14, 2015, Synacor announced that it had completed the acquisition of Nimble TV. At the date of the acquisition, Nimble TV had discontinued its operations. Synacor’s CEO described the deal as an “acqui-hire” where Synacor would take over the employees of the defunct company.

▪	On February 23, 2015, the Concerned Stockholders submitted their intent to nominate three candidates for election as directors at the 2015 Annual Meeting. Additionally, the Concerned Stockholders filed a press release announcing their nominees and stating that “[o]ver the past six months, the Concerned Stockholders have clearly expressed their views to the Board and management of Synacor and have made every effort to engage in constructive discussions that would lead to meaningful improvement in the Board without the need for a proxy contest. This included encouraging the Board to run a strategic alternatives process and inviting the Board to call a Special Meeting at our expense so that stockholders could vote on Board changes. The Board ignored our requests and instead focused on entrenchment tactics like enacting a poison pill. The Concerned Stockholders later met with senior management of Synacor and suggested cost reductions and other actions to improve the Company. Through those meetings, the Concerned Stockholders acquired a better understanding of the dysfunction at the Board level. That dysfunction was demonstrated yet again by the Company’s recent “acqui-hire” of a development team from a defunct organization only a few months after a 20% reduction in workforce.”

▪	On February 25, 2015, Synacor announced its operating results for the full year ended December 31, 2014. Although the Company’s fourth quarter results exceeded the Company’s guidance, the full year results indicated another year of revenue declines. Synacor shares dropped 9% in trading on the day after the results were announced.

▪	On March 2, 2015, the Concerned Stockholders issued a press release commenting on Synacor’s operating results and 2015 guidance. Additionally, in that press release we urged the Board of Synacor not to time the record date and voting deadline for the 2015 Annual Meeting in such a way that stockholders would not have the benefit of reviewing first quarter results and second quarter guidance prior to voting. Instead, we urged the Board to announce the first quarter results and second quarter guidance at least ten days before the voting deadline.

▪	On March 12, 2015, Synacor filed its preliminary proxy statement that indicated a record date of March 23, 2015 and meeting date of April 20, 2015.

▪	Between March 3, 2015 and March 16, 2015, Himesh Bhise, Marwan Fawaz, Michael Montgomery, William J. Stuart, Gary L. Ginsberg and Jordon Levy purchased an aggregate of 108,500 shares of Synacor common stock. We believe that these recent purchases are an attempt to make the directors and officers appear more invested in the Company in response to our intent to nominate our Nominees in opposition to the Company’s nominees for director as the 2015 Annual Meeting. Our belief is supported by the fact that none of Mr. Bhise (Director and CEO since August, 2014), Mr. Fawez (Director since 2011), nor Mr. Ginsburg (Director since 2011) had ever purchased or owned even a single share of Synacor’s common stock prior to these purchases. Mr. Stuart, Mr. Levy, and Mr. Montgomery had last purchased stock in March of 2012 (5,000 shares), March of 2013 (33,000), and March of 2013 (40,000 shares), respectively.

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REASONS FOR THE SOLICITATION

We believe significant Board change is needed NOW to turn Synacor around and recover and grow stockholder value

The Concerned Stockholders collectively beneficially own approximately 9.8% of the outstanding common stock of the Company, and as such have a high stake in the future of the Company.  Further, we have each been a significant stockholder of the Company for over 1.5 years.

We have conducted extensive due diligence on Synacor and its business. We have followed Synacor since its IPO, analyzed the Company’s operating and stock performance, and we have reviewed the competitive landscape in the sector in which it operates. We are disappointed by what we believe is the Board’s failure to adequately anticipate and address changes in customer and industry dynamics, resulting in declining revenues and lost stockholder value. We are disappointed by this Board’s decisions, which we believe have been largely motivated by a desire to insulate and entrench itself. We are further concerned by the actions taken by this Board in response to our ownership and interest in the Company – specifically:

▪	The decision to file press releases that we believe were misleading;
▪	The decision to use corporate assets to adopt a poison pill;
▪	The decision, when offered independent director nominees with industry knowledge that could help the Company, to instead choose to invite a former director with no apparent industry experience to rejoin the Board; and
▪	The decision to schedule this Annual Meeting on a date that will preclude stockholders from reviewing first quarter results and second quarter guidance prior to the voting deadline.

We have made numerous attempts to work cooperatively and constructively with the Company’s Board to achieve our objective of creating a corporate governance-minded Board that would truly represent the best interests of all stockholders. Those attempts have failed. Based on the deteriorating business metrics, declining revenue, and operating losses Synacor incurred under their stewardship, we have no confidence that the incumbent Board as currently composed will take the steps necessary to recover the lost stockholder value and enhance stockholder value going forward.

We believe that urgent change is needed on Synacor’s Board. We believe a reconstituted Board is vital to the Company’s future success. We believe the Board and stockholders will immediately benefit from the addition of new, independent directors with the financial, operational, and industry expertise to orchestrate a turnaround. We believe new, independent directors who are open-minded and fully committed to exploring and pursing paths to enhance stockholder value are needed on the Board.

We are not seeking control of the Company. We are soliciting your support to elect three experienced, independent directors to represent the interests of all Synacor stockholders on the Synacor Board. We believe our independent director candidates would bring significant and relevant experience, new insight and fresh perspective to the Board. If elected, our independent nominees are committed to working constructively with other members of the Synacor Board to recover the lost stockholder value and enhance stockholder rights by improving corporate governance practices at Synacor.

The Incumbent Board has rejected our efforts to work together to improve Synacor

The Board has rejected our attempts to add at least two independent directors to the Synacor Board. Instead, the Board took actions that we believe were not reasonably designed to increase stockholder value, but rather were designed to entrench themselves, including:

•	Scheduling this Annual Meeting on a date that will preclude stockholders from reviewing potentially poor first quarter results and potentially worse second quarter guidance prior to the voting deadline.

•	Adopting the Rights Plan in July 2014, which has the effect of precluding any person or group from owning more than 10% of Synacor’s common shares.

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•	Appointing Scott Murphy as a Class III director with a term expiring in 2017. Mr. Murphy had previously served on the Synacor Board from 2004 to 2009 before leaving the Board to serve a partial term in the United States Congress. After losing his reelection bid, Mr. Murphy returned to work at Advantage Capital, which owns approximately 8% of the outstanding shares of common stock of Synacor, and subsequently rejoined the Synacor Board. We view the Board’s decision to re-appoint Mr. Murphy solely as an entrenchment tactic designed to ensure the vote of Advantage Capital in favor of the Company’s director nominees at the 2015 Annual Meeting.

The Synacor Board has overseen the Company during a period of significant destruction of stockholder wealth

Under the direction of the current Board and management, Synacor stockholders have suffered massive declines in stockholder value. The value of Synacor stock decreased significantly since 2012, even as the NASDAQ Composite Index and the Russell 2000 have seen significant gains, as set forth in the table below.

Period	Synacor % Return	NASDAQ % Return	Russell 2000 % Return
2/10/12 – 12/31/12	+ 16.2%	+4.0%	+ 4.4%
1/1/13 – 12/31/13	- 55.4%	+38.2%	+ 38.8%
1/1/14 – 12/31/14	- 20.8%	+13.4%	+ 4.9%

We believe stockholder value decline is directly linked to Board failures

The Company’s revenue has declined in both 2013 and 2014. The guidance for 2015 provided by Synacor anticipates further revenue declines in 2015. The table below summarizes recent annual results:

USD, In thousands	2012	2013	2014	2015[1]
Revenue	121,981	111,807	106,579	95,000 - 100,000
Net Income (Loss)	3,815	(1,367)	(12,931)	Not Provided

1 Numbers reflect Synacor 2015 guidance provided for year ended December 31, 2015.

We believe the declines in revenue are largely the result of a Board that has failed to guide the Company through changes in its core market.

For example, the number of individuals who access the Internet through non-PC devices, including tablets, smart phones and connected TVs, has increased dramatically in the past few years. The Company either failed to notice the trend or failed to account for it by offering products that are tailor-made to tablets and/or mobile devices until late 2014 when the Company launched a mobile product offering. More shocking is the fact that Company still reported an aggregate of $100 million in research and development expenses for the years 2011 to 2014, which represents 23.2% of the Company’s revenue over that period.

Additionally, in October 2012, Microsoft launched its Windows 8 operating system, which placed Synacor’s start experiences on the second tab of the default Windows 8 internet browser, which negatively impacted the Company’s consumer electronics business. The Board failed to anticipate this change despite a significant development timeline at Microsoft, of which the Board was aware. Once the change had occurred and Synacor’s revenue declined, the Board failed to adjust the cost structure to reflect the Company’s reduced revenue.

We believe that the Board is responsible for the decline in the Company’s key metrics noted below because the Board failed to anticipate, observe and appropriately react to changes in the core market in which the Company operates.

•	In 2014, unique visitors decreased by 4.7% as compared to 2013, search queries decreased by 25% as compared to 2013, and advertising impressions decreased by 9.4% as compared to 2013.
•	In 2013, unique visitors decreased by 3% as compared to 2012, search queries decreased by 26% as compared to 2012, and advertising impressions decreased by 3% as compared to 2012.

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•	When the key metrics for 2014 are compared with fiscal year 2012, the results are alarming:
o	Unique visitors declined by 7.6%;
o	Search queries declined by 45.2%; and
o	Advertising impressions declined by 11.9%.

We believe a near term increase in revenue is unlikely given the recent loss of a significant customer

In the earnings call for the second quarter of 2014, the Company announced that Charter Communications, a customer that had previously accounted for more than 10% of the Company’s revenue, had cancelled its agreement with Synacor, which will terminate effective as of the end of March 2015. When the loss of traffic from Charter Communications is combined with the already declining business metrics described above, we believe the outlook for 2015 and beyond is challenging.

Despite declining revenues, we believe the Board failed to address its cost structure, cash burn, and operating losses for over 2 years and then only did so when we presented the Board and Synacor management with a plan to cut costs

The table below contains Synacor’s revenue, net income, and cash balance for the fiscal years indicated.

USD, In thousands	2012	2013	2014	2015[1]
Revenue	121,981	111,807	106,579	95,000 - 100,000
Net Income (Loss)	3,815	(1,367)	(12,931)	Not Provided
Year End Cash Balance	41,944	36,397	25,600	Not Provided

1 Numbers reflect Synacor 2015 guidance provided for year ended December 31, 2015.

Despite the decline in revenue caused by the aforementioned change in Windows 8 and the movement toward tablets and mobile devices for which the Company had not introduced a product until late 2014, the Board failed to take any noticeable action to reduce or adjust the cost structure of the Company. Operating expenses (excluding stock-based compensation and restructuring) increased from 36% of revenue in 2012 to 50% of revenue by the third quarter of 2014. We do not believe this rate of cash burn is sustainable or justifiable.

The Board did not take action to reduce the Company’s operating expenses until September 2014, after we met with the Company’s CEO and issued a public letter to the Board detailing necessary cost cuts. In our view, this is another example of the Board failing to proactively manage the business.

The Board should be held accountable for what we see as imprudent acquisitions and investments by the Company

▪	Since 2010, Synacor has spent over $100 million on research and development. This is more than twice the Company’s enterprise value, but has not resulted in any discernible increase in stockholder value. Interestingly, after we highlighted this issue on June 26, 2014, the Company renamed this line item “Technology and development” in its Statement of Operations.

▪	In March 2013, the Company entered into a joint venture agreement with Maxit to form Synacor China, Ltd. After nearly $2.0 million in funding, there has been no reported revenue to date.

▪	In July 2013, the Company made a $1.0 million investment in a privately held Delaware corporation called “Blazer and Flip Flops, Inc.” The Company has not provided any strategic rationale behind the investment, which is currently considered as an available-for-sale security.

▪	In January 2015, the Company acquired Nimble-TV and its development team in what it called an “acqui-hire”. Prior to ceasing operations, Nimble-TV had provided multi-screen, live linear programming for pay-TV subscribers. It is surprising to note that the Company acquired this 10-employee team with no apparent revenue contribution only three months after laying off 20% of its workforce. The financial terms of this acquisition have not yet been disclosed.

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▪	In January 2012, the Company completed an acquisition of certain mobile device software and technology from Carbyn. The return on and value of this investment has not been adequately disclosed in our view.

▪	In November 2013, the Company completed an acquisition of certain mobile device software and technology from Teknision. The return on and value of this investment has not been adequately disclosed in our view.

This Board does not adhere to best practices for corporate governance

The Synacor Board is staggered into three classes of directors. We strongly believe that the annual election of directors is best practice and affords an essential tool for stockholders to hold a board accountable.

•	According to data from FactSet Research Systems, the number of S&P 500 companies with staggered boards has declined by more than 60% since 2000, and the average percentage of votes cast in favor of stockholder proposals to de-stagger the boards of S&P 500 companies during 2011 and 2012 exceeded 75%.

Further, Synacor’s bylaws do not permit stockholders to call a special meeting without Board action. We previously asked the Board to call a special meeting and even offered to pay for the meeting. The Board did not respond to this specific request – publicly or privately.

ISS rated Synacor with the score of 7, indicating significant governance risk. An ISS quick score of 1 represents the lowest level governance risk, while a 10 indicates the highest level of risk.

Regardless of whether our Nominees are elected, we urge the Synacor Board to consider changes to Synacor’s Certificate of Incorporation and Bylaws to declassify the Board and permit stockholders to call a special meeting.

Chairman Jordan Levy and Director Andrew Kau are long standing Synacor directors whose terms expire in the upcoming AGM – they must be held accountable

Mr. Levy and Mr. Kau are both long-term members of the Board. Mr. Levy joined the Synacor Board in 2001. Mr. Kau joined the Synacor Board in 2000. Both Mr. Levy and Mr. Kau must be held accountable for the failures of the Board and the Company discussed above.

In the event that our Nominees are elected and the Company’s nominees are not re-elected, the Company’s current Chief Executive Officer, Himesh Bhise, would have the option to terminate his employment with the Company for “good reason”. If he were to do so, Mr. Bhise would entitled to (i) continued payment of his then-annual base salary for twelve months, (ii) payment of any earned but unpaid bonus for the year preceding the year in which his employment is terminated and (iii) payment of the monthly premium for continued group health insurance for Mr. Bhise and his dependents for twelve months.

OUR THREE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT that we feel are NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS

We have identified three independent nominees who we believe are highly qualified, have valuable and relevant business and financial experience, and who will bring a fresh perspective into the boardroom and would be helpful in evaluating and executing on initiatives to unlock value at the Company. Further, we believe Synacor’s continued underperformance at this critical time warrants the addition of new and independent directors who have been elected by the stockholders to protect the best interests of Synacor’s stockholders and recover and unlock stockholder value.

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PROPOSAL NO. 1: ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three classes. The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of stockholders. We understand that the terms of three directors expire at the 2015 Annual Meeting. We are seeking your support at the 2015 Annual Meeting to elect our Nominees in opposition to the Company’s three director nominees for terms ending in 2018. Your vote to elect such Nominees will have the legal effect of replacing three incumbent directors with the Nominees. If elected, such Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement any actions that they may believe are necessary to enhance stockholder value as described in further detail above.

Biographical Information

The following information sets forth the name, age, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States.

Jeffrey Misthal

Jeffrey Misthal, age 38, currently serves as a consultant for two early stage businesses. Mr. Misthal was employed by Yahoo! Inc. ("Yahoo") from April 2006 to September 2014, serving as Vice President of Search and Advertising Technology from 2013 to September 2014. As Vice President of Search and Advertising Technology, Mr. Misthal oversaw the finance team responsible for the financial planning and analytics for the Search and Advertising Technology businesses with respect to the strategy, partnerships and technology implementation. Prior to his role as Vice President, from 2012 to September 2013, Mr. Misthal was Senior Director of Finance for the Global Media & Commerce teams responsible for the financial aspects of Yahoo's Media Properties and its associated advertising revenue. Prior to 2012, he held a variety of finance positions, including Director of Corporate Finance where he was responsible for analyzing and forecasting Yahoo's strategic partnerships and business development transactions. Prior to Yahoo, from 2004 to 2006, Mr. Misthal was an investment banker working for GCA Savvian where he was a member of its technology M&A team focused on emerging online media and technology companies. Prior to GCA Savvian, from 1999 to 2002, Mr. Misthal worked for JPMorgan and Hambrecht & Quist and was focused on mergers and acquisitions, public and private equity and debt offerings for communications infrastructure and software clients including Nokia, Lucent, Avaya, Agere Systems, F5 Networks and Comverse Technologies. Mr. Misthal holds a Bachelor of Science degree from the Wharton School of the University of Pennsylvania and an MBA from the UCLA Anderson School of Management.

The Concerned Stockholders believe that Mr. Misthal's extensive industry experience, particularly with competitive products similar to those of Synacor, make him very well qualified to serve on the Board.

Dilip Singh

Dilip Singh, age 66, has served as the general partner of Value Generation Capital Fund LP since December 2013. Mr. Singh serves as the Chairman and a director of On Track Innovations Ltd. (Nasdaq:OTIV), a company that designs, develops and markets secure contactless microprocessor-based smart card technology, since December 2012; a director of Concurrent Computer Corporation (Nasdaq :CCUR), a provider of software, hardware, and professional services for the multi-screen video and real-time simulation markets, since July 2012, and served as a director of ALCO Stores, Inc. (Nasdaq:ALCS), which operates as a regional broad line retailer in the central United States, from August 2014 to February 2015. From April 2012 to April 2013, Mr. Singh served as the interim Chief Executive Officer, President and as a director of InfuSystem Holdings, Inc. (NYSEMKT:INFU) ("InfuSystem"), a provider of ambulatory infusion pumps and associated clinical services. Prior to joining InfuSystem, Mr. Singh served as the Chief Executive Officer of MRV Communications, Inc. (NASDAQ:MRVC), a provider of optical communications network infrastructure equipment and network management products, as well as network integration and managed services, from July 2010 to December 2011 and as a director from October 2010 to December 2011. From December 2008 to May 2009, Mr. Singh served as the Chief Executive Officer of Telia-Sonera Spice Nepal, a large Asian mobile operator. From October 2004 to November 2008, Mr. Singh served as the Chief Executive Officer and President of Telenity, Inc., a value added services delivery platform company. Mr. Singh earned a Master's of Science in Physics from the University of Jodhpur and a Masters of Technology in Electronics & Communications Electrical Engineering from the Indian Institute of Technology.

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The Concerned Stockholders believe that Mr. Singh brings a technology background and significant operational experience implementing corporate turnarounds, including M&A experience and divestiture experience. These experiences allow him to offer unique insight into a company's operations for the purpose of guiding the company to the right short-term and long-term strategic decisions designed to maximize stockholder value.

Scott Williams

Mr. Williams, age 43, founded a healthcare technology company with certain partners in March 2015. Prior to that, he was employed by AT&T, Inc. (“AT&T), from August 2010 to March 2015, serving as Assistant Vice President, Portal and Advertising from March 2011 to March 2015, and Executive Director, Consumer Cloud & Application Enablers from August 2010 to March 2011. In his roles at AT&T, Mr. Williams was responsible for managing the ATT.net consumer portal, AT&T’s consumer email service, and various TV Everywhere services including uverse.com. Prior to joining AT&T, Mr. Williams served as Vice President, New Business Development, Strategy & Mobile for Time Inc., a Time Warner Company ("Time Inc."), from 2005 to 2009. At Time Inc., Mr. Williams was responsible for digital business development, mobile product development and digital strategy for Time Inc.'s 135 brands and was a member of the Corporate Sales Executive Leadership team. Mr. Williams served as Vice President, Business Development for The Weather Channel from 2009 to 2010, and Director, Business Operations and Development for CNN, a division of Turner Broadcasting System, Inc., a Time Warner Company from 2000 to 2005. Mr. Williams holds a Bachelor of Science in Marine Biology from the University of Miami, and an MBA and Juris Doctor from the University of Florida.

The Concerned Stockholders believe Mr. Williams' deep industry experience, particularly with a market and customer perspective for products similar to those of Synacor, make him very well qualified to serve on the Board.

Each Nominee named in this Proposal 1 has consented to be named in this Proxy Statement and to serve as a director of the Company, if elected. In the event any Nominee is unable to serve or for good cause will not serve, the shares of common stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under Synacor’s Amended and Restated By-laws (the “Bylaws”) and applicable law. In addition, the Concerned Stockholders reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of common stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). The Concerned Stockholders reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the 2015 Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Concerned Stockholders that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES BY SIGNING, DATING AND RETURNING YOUR BLUE PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

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Other matters to be considered at the 2015 Annual Meeting

Proposal 2: Ratification of Appointment of Deloitte & Touche LLP as independent registered public accounting firm

Based on information contained in the Company’s Proxy Statement, it is expected that the stockholders at the 2015 Annual Meeting will be asked to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year 2015 (“Proposal 2”).

Based on information contained in the Company’s Proxy Statement, if the appointment is not ratified by a majority of the votes cast, the adverse vote will be considered as an indication to the Audit Committee that it should consider selecting another independent registered public accounting firm for the following fiscal year. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year if it believes that such a change would be in the Company’s best interest.

We are not making any recommendation on this matter. We intend to vote our shares “FOR” Proposal 2.

Proposal 3: Ratification of Rights Agreement

Based on information contained in the Company’s Proxy Statement, it is expected that the stockholders at the 2015 Annual Meeting will be asked to ratify the Rights Agreement, dated as of July 14, 2014, between the Company and American Stock Transfer & Trust Company, LLC as rights agent (“Proposal 3”). Based on information contained in the Company’s Proxy Statement, if the stockholders ratify the Rights Agreement, it will stay in effect until July 14, 2017. If, however, the stockholders fail to ratify the Rights Agreement, it will terminate on July 14, 2015.

We are not making any recommendation on this matter. We intend to vote our shares according to the recommendation of Institutional Stockholder Services (ISS) with respect to Proposal 3.

Information about the Concerned Stockholders and Other Participants

Interests of Participants & Beneficial Ownership

The participants in this proxy solicitation in connection with the 2015 Annual Meeting are JEC Capital Partners, LLC, a Delaware limited liability company (“Capital Partners”), JEC II Associates, LLC, a Delaware limited liability company (“JEC”), K. Peter Heiland, Stichting Bewaarder Ratio Capital Partners a tax-transparent mutual fund (fonds voor gemene rekening) under the laws of the Netherlands (“RCP”), Ratio Capital Management, B.V., a private limited liability company under the laws of the Netherlands (“RCM”), Scott Williams, Jeff Misthal, and Dilip Singh.

The principal business of JEC is to make investments in, buy, sell, hold, pledge and assign securities. Capital Partners serves as investment adviser to JEC. Mr. Heiland is the managing partner of Capital Partners and a member of JEC. The business address of each of the JEC, Capital Partners and K. Peter Heiland is 68 Mazzeo Drive, Randolph, Massachusetts 02368. Each of Capital Partners and Mr. Heiland may be deemed to have shared voting and dispositive power with respect to the 1,353,400 shares of common stock of the Company beneficially owned by JEC, of which 500 shares are owned of record by JEC.

The principal business of RCM is to invest and manage the investments of various investors in RCP. RCP is a tax-transparent mutual fund. The business address of RCM is Herengracht 208, 1016BS Amsterdam and the business address of RCP is Utrechtseweg 31D, 3811 NA Amersfoort, The Netherlands. RCM has sole voting and dispositive power with respect to the 1,345,300 shares of common stock of the Company beneficially owned by RCM, of which 500 shares are owned of record by RCP

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Set forth in the section of this Proxy Statement titled “Proposal 1: Election of Directors— Biographical Information,” which is incorporated herein by reference, are the names and present principal occupation or employment of each of the Nominees. The business address of Jeff Misthal is PO Box 641211, Los Angeles, California 90064; the business address of Dilip Singh is 333 NE 21st Avenue, Unit 1110, Deerfield Beach, Florida 33441; and the business address of Scott Williams is 1424 Cartecay Drive, NE Atlanta, Georgia 30319.

As of the date hereof, none of the Nominees own any shares of Synacor stock. However, each of the Nominees may be deemed to be a member of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Concerned Stockholders. Each of the Nominees specifically disclaims beneficial ownership of shares of common stock that he does not directly own.

For information regarding purchases and sales during the past two years by the Participants of securities of the Company, please refer to Schedule I attached to this Proxy Statement. Except as set forth on Schedule I, there have been no purchases or sales in the securities of the Company in the past two years by such parties.

Director Certification and Agreements

Each of the Nominees has entered into a Certification and Agreement with the Concerned Stockholders, the form of which is attached hereto as Exhibit A, pursuant to which the Nominees have agreed to be named in this Proxy Statement and to serve as directors of the Company if elected, the Concerned Stockholders have agreed not to enter into any settlement agreement with the Company without the consent of the Nominees, each party has agreed to keep certain communications confidential and the Concerned Stockholders have agreed to indemnify the Nominees against claims arising from the solicitation of proxies from the Company stockholders in connection with the 2015 Annual Meeting and any related transactions.

Other Interests of the Participants

Except as set forth in this subsection or elsewhere in this Proxy Statement, no Participant is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Except as set forth in this subsection or elsewhere in this Proxy Statement, no Participant and no associate of any Participant has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

No Participant and no related person of any Participant has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.

During the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

There are no material proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which any Nominee or associate has a material interest adverse to the Company or any of its subsidiaries.

During the last ten years, none of the Nominees were involved in any of the events described in Item 401(f) of Regulation S-K and that are material to an evaluation of the ability or integrity of any such Nominee, as applicable, to become a director of the Company.

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Each Nominee is independent under the published listing requirements of the Nasdaq Stock Market and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Exchange Act. Furthermore, all of the Nominees are independent of and unaffiliated with the Concerned Stockholders.

None of the Nominees or any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in, paragraphs (a)-(j) of Item 402 of Regulation S-K.

There exist no family relationships between any Nominee and any director or executive officer of the Company.

Except as otherwise disclosed in response to this section, there are no interlocking relationships that would have required disclosure had the Nominees been directors of the Company.

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of common stock held of record on the Record Date with respect to each matter to be acted on at the 2015 Annual Meeting. Only stockholders of record on the Record Date will be entitled to notice of and to vote at the 2015 Annual Meeting. Stockholders who sell their shares of common stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of common stock. Stockholders of record on the Record Date will retain their voting rights in connection with the 2015 Annual Meeting even if they sell such shares of common stock after the Record Date. Based on publicly available information, the Concerned Stockholders believe that the only outstanding class of securities of the Company entitled to vote at the 2015 Annual Meeting is the common stock.

Shares of common stock represented by properly executed BLUE proxy cards will be voted at the 2015 Annual Meeting as marked and, in the absence of specific instructions, will be voted (i) FOR the election of our Nominees and (ii) ABSTAIN with respect to Proposals 2 and 3.

According to the Company’s Proxy Statement for the 2015 Annual Meeting, the current Board intends to nominate three candidates for election at the 2015 Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. The Participants in this solicitation intend to vote all of the Concerned Stockholder Group Shares in favor of the Nominees.

Quorum, Broker Non-Votes, Discretionary Voting

A quorum is the minimum number of shares of common stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. Based on information contained in the Company’s Proxy Statement, for the 2015 Annual Meeting, the presence, in person or by proxy, of the holders of at least 13,714,833 shares of common stock, which represents a majority of the 27,429,665 shares of common stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under rules of The NASDAQ Stock Market, your broker will not have discretionary authority to vote your shares at the 2015 Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, attend the 2015 Annual Meeting in person and vote, or vote by Internet or telephone in order to be counted in the determination of a quorum.

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If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the 2015 Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of common stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

Votes Required for Approval

Proposal 1: Election of Directors

Based on information contained in the Company’s Proxy Statement, the Company has adopted a plurality vote standard for non-contested and contested director elections. As a result of our nomination of the Nominees, the director election at the 2015 Annual Meeting will be contested, so the three nominees for director receiving the highest vote totals will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Proposal 2: Ratification of the Appointment of Accounting Firm

According to the Company’s Proxy Statement, neither the Bylaws nor other governing documents or law require stockholder ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain Deloitte & Touche LLP. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders. The affirmative vote of the holders of a majority of the shares present in person, or represented by proxy, and cast either affirmatively or negatively at the 2015 Annual Meeting will be required to ratify the appointment of Deloitte & Touche LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Proposal 3: Ratification of the Rights Agreement

According to the Company’s Proxy Statement, the affirmative vote of the holders of a majority of the shares present in person, or represented by proxy, and cast either affirmatively or negatively at the 2015 Annual Meeting will be required to ratify the Rights Agreement. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to the vote at the 2015 Annual Meeting by:

(1)	attending the 2015 Annual Meeting and voting in person (although attendance at the 2015 Annual Meeting will not in and of itself constitute revocation of a proxy),

(2)	delivering a written notice of revocation to either to the Concerned Stockholders of Synacor in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company, or

(3)	submitting a properly executed, subsequently dated proxy card, which will constitute a revocation of all prior proxy cards.

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Although a revocation is effective if delivered to the Company, we request that either the original or a copy of all revocations be mailed to the Concerned Stockholders of Synacor in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when requisite proxies for the election of our Nominees have been received. Additionally, InvestorCom may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Concerned Stockholders of Synacor. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of the Concerned Stockholders have entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $75,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Concerned Stockholders have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of common stock they hold of record. The Concerned Stockholders will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that InvestorCom will employ approximately 30 persons to solicit stockholders for the 2015 Annual Meeting.

The entire expense of soliciting proxies is being borne by the Concerned Stockholders. Costs of this solicitation of proxies are currently estimated to be approximately $125,000, including legal fees associated with the preparation of this Proxy Statement. The Concerned Stockholders estimate that through the date hereof its expenses in connection with this solicitation have been approximately $35,000. The Concerned Stockholders intend to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. The Concerned Stockholders do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD NAMED IN THIS PROXY STATEMENT, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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OTHER INFORMATION ABOUT THE COMPANY

Based upon documents publicly filed by the Company, the mailing address of the principal executive offices of the Company is 40 La Riviere Drive, Suite 300, Buffalo, New York, 14202.

Certain information regarding the compensation of directors and executive officers and certain other matters regarding the Company and its officers and directors is required to be contained in the Company’s Proxy Statement. Certain other information regarding the 2015 Annual Meeting, as well as procedures for submitting proposals for consideration at the next annual meeting of stockholders, is also required to be contained in the Company’s Proxy Statement. Please refer to the Company’s Proxy Statement to review this information. Please note that because the Concerned Stockholders were not involved in the preparation of the Company’s Proxy Statement, the Concerned Stockholders cannot reasonably confirm the accuracy or completeness of certain information contained in the Company’s Proxy Statement.

The information concerning the Company and the proposals in the Company’s Proxy Statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although the Concerned Stockholders have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement that are made in reliance upon publicly available information are inaccurate or incomplete, to date we have not had access to the books and records of the Company related to such information and statements, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is based only on the knowledge of the Concerned Stockholders.

Security Ownership of Certain Beneficial Owners and Management

Set forth below is the name and stock ownership of each person or group of persons known by the Company to beneficially own more than 5% of the outstanding shares of the Company’s common stock, and is based on the Company’s Proxy Statement. Percentage beneficially owned is based on 27,429,665 shares of common stock outstanding on March 1, 2015 plus shares of common stock otherwise deemed outstanding under applicable SEC rules.

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Directors and Named Executive Officers
Himesh Bhise(1)	2,016,438	6.8%
Marwan Fawaz(2)	100,000	0.4%
Gary L. Ginsberg(3)	100,000	0.4%
Andrew Kau(4)	3,960,138	14.4%
Jordan Levy(5)	311,713	1.1%
Michael J. Montgomery(6)	160,000	0.6%
Scott Murphy(7)	118,700	0.4%
William J. Stuart(8)	492,800	1.8%
George Chamoun(9)	843,405	3.0%
All current directors and executive officers as a group (9 persons)(10)	8,103,194	26.1%

Other 5% Stockholders
Ronald N. Frankel (11)	1,432,201	5.1%
Entities associated with Walden International (12)	3,884,965	14.2%
Entities associated with Advantage Capital (13)	2,180,971	8.0%
Entities associated with JEC Capital Partners and Ratio Capital Management B.V. (14)	2,698,700	9.8%

(1)	Represents 2,016,438 shares issuable upon exercise of stock options issued to Mr. Bhise and exercisable within 60 days of March 1, 2015, 2,011,438 of which shares remained subject to vesting as of March 1, 2015.
(2)	Represents 100,000 shares issuable upon exercise of stock options issued to Mr. Fawaz and exercisable within 60 days of March 1, 2015, 42,813 of which shares remained subject to vesting as of March 1, 2015.

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(3)	Represents 100,000 shares issuable upon exercise of stock options issued to Mr. Ginsberg and exercisable within 60 days of March 1, 2015, 49,376 of which shares remained subject to vesting as of March 1, 2015.
(4)	Includes 85,000 shares issuable upon exercise of stock options issued to Mr. Kau and exercisable within 60 days of March 1, 2015, 25,001 of which shares remained subject to vesting as of March 1, 2015. See footnote (12) regarding Mr. Kau’s relationship with Walden International. The address for Mr. Kau is c/o Walden International, One California Street, Suite 2800, San Francisco, California 94111.
(5)	Represents 179,213 shares held or beneficially owned by Mr. Levy and 132,500 shares issuable upon exercise of stock options issued to Mr. Levy and exercisable within 60 days of March 1, 2015, 25,001 of which shares remained subject to vesting as of March 1, 2015.
(6)	Represents 60,000 shares held or beneficially owned by Mr. Montgomery and 100,000 shares issuable upon exercise of stock options issued to Mr. Montgomery and exercisable within 60 days of March 1, 2015, 43,855 of which shares remained subject to vesting as of March 1, 2015.
(7)	Includes 68,700 shares held or beneficially owned by Mr. Murphy and 50,000 shares issuable upon exercise of stock options issued to Mr. Murphy and exercisable within 60 days of March 1 2015, all of which shares remained subject to vesting as of March 1, 2015. The address for Mr. Murphy is c/o Advantage Capital Partners, 909 Poydras Street, Suite 2230, New Orleans, LA 70112.
(8)	Represents 15,000 shares held or beneficially owned by Mr. Stuart and 477,800 shares issuable upon exercise of stock options issued to Mr. Stuart and exercisable within 60 days of March 1, 2015, 209,155 of which shares remained subject to vesting as of March 1, 2015.
(9)	Represents 315,505 shares held or beneficially owned by Mr. Chamoun and 527,900 shares issuable upon exercise of stock options issued to Mr. Chamoun and exercisable within 60 days of March 1, 2015, 272,797 of which shares remained subject to vesting as of March 1, 2015.
(10)	Includes 3,589,638 shares issuable upon exercise of stock options exercisable within 60 days of March 1, 2015, 2,729,436 of which shares remained subject to vesting as of March 1, 2015.
(11)	Represents 705,518 shares held or beneficially owned by Mr. Frankel and 726,683 shares issuable upon exercise of stock options issued to Mr. Frankel and exercisable within 60 days of March 1, 2015, none of which shares remained subject to vesting as of March 1, 2015.
(12)	Represents 70,846 shares held by Pacven Walden Ventures IV Associates Fund, L.P. (“Pacven IV Associates Fund”), 3,804,292 shares held by Pacven Walden Ventures IV, L.P. (“Pacven IV”) and 9,827 shares held by Lip-Bu Tan and Ysa Loo Trust dated 2/3/1992, of which Lip-Bu Tan is a trustee. The general partner of Pacven IV Associates Fund and Pacven IV is Pacven Walden Management II, L.P. (“Pacven Management II”). The general partner of Pacven Management II is Pacven Walden Management Co., Ltd. (“Pacven Walden Management”). Lip-Bu Tan is the sole director of Pacven Walden Management and he shares voting and investment power with respect to the shares held by Pacven IV and Pacven IV Associates Fund with the other members of the investment committee of Pacven Walden Management. Each of Lip-Bu Tan, Andrew Kau (who is also a member of our Board of Directors) and Brian Chiang is a member of the investment committee of Pacven Walden Management. The address for entities associated with Walden International is One California Street, Suite 2800, San Francisco, CA 94111.
(13)	Represents 1,759,841 shares held by Advantage Capital New York Partners I, L.P. (“Advantage I”) and 421,130 shares held by Advantage Capital New York Partners II, L.P. (“Advantage II”). The sole general partner of Advantage I is Advantage Capital New York GP-I, LLC (“Advantage GP I”), and the sole general partner of Advantage II is Advantage Capital New York GP-II, LLC (“Advantage GP II”). Advantage GP I and Advantage GP II, in their respective capacities as general partner of Advantage I and Advantage II, exercise investment discretion and control of the shares beneficially owned by Advantage I and Advantage II. Steven T. Stull holds all of the voting interests of Advantage GP I and, therefore, may be deemed to have voting and investment power with respect to the shares held of record by Advantage I. Steven T. Stull and Maurice E. Doyle hold all of the ownership interests, including voting interests, of Advantage GP II and, therefore, may be deemed to have voting and investment power with respect to the shares held of record by Advantage II. The address for entities associated with Advantage Capital Partners is 909 Poydras Street, Suite 2230, New Orleans, LA 70112.
(14)	Represents 1,353,400 shares held by JEC II Associates, LLC (“JEC”) and 1,345,300 shares held by Stichting Bewaarder Ratio Capital Partners (“RCP”). JEC Capital Partners, LLC (“Capital Partners”) serves as investment advisor to JEC. K. Peter Heiland is the managing partner of Capital Partners and a member of JEC. Each of Capital Partners and Mr. Heiland may be deemed to have shared voting and dispositive power with respect to the 1,353,400 shares beneficially owned by JEC, of which 500 shares are owned of record. The address for Mr. Heiland, JEC and Capital Partners (the “JEC Affiliates”) is 68 Mazzeo Drive, Randolph, MA 02368. The manager of RCP is Ratio Capital Management B.V. (“RCM”). RCM has sole voting and dispositive power with respect to the 1,345,300 shares owned by RCP, of which 500 shares are held of record. The address for RCM and RCP is Herengracht 208, 1016BS Amsterdam.

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IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of common stock you own, please give the Concerned Stockholders your proxy FOR the election of our Nominees and in accordance with the Concerned Stockholders recommendations on the other proposals on the agenda for the 2015 Annual Meeting by taking three steps:

● SIGNING the enclosed BLUE proxy card;

● DATING the enclosed BLUE proxy card; and

● MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of common stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only the brokerage firm, bank, bank nominee or other institution can vote such shares of common stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card, or if you need additional copies of our proxy materials, please contact InvestorCom at the phone numbers of email listed below.

InvestorCom, Inc.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll free (877) 972-0090

Banks and Brokers call (203)972-9300

info@investor-com.com

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

JEC Capital Partners, LLC, JEC II Associates, LLC, K. Peter Heiland

Stockholder Name	Trade Date	Buy/Sell	No. of Shares
JEC II Associates, LLC	10/23/2013	Buy	31,100
JEC II Associates, LLC	10/24/2013	Buy	168,900
JEC II Associates, LLC	10/25/2013	Buy	100,000
JEC II Associates, LLC	10/29/2013	Buy	12,600
JEC II Associates, LLC	10/30/2013	Buy	87,400
JEC II Associates, LLC	11/1/2013	Buy	43,600
JEC II Associates, LLC	11/4/2013	Buy	6,700
JEC II Associates, LLC	11/14/2013	Buy	33,400
JEC II Associates, LLC	11/15/2013	Buy	61,900
JEC II Associates, LLC	11/18/2013	Buy	26,600
JEC II Associates, LLC	11/19/2013	Buy	56,900
JEC II Associates, LLC	11/20/2013	Buy	67,800
JEC II Associates, LLC	11/21/2013	Buy	11,000
JEC II Associates, LLC	11/22/2013	Buy	30,400
JEC II Associates, LLC	11/25/2013	Buy	8,900
JEC II Associates, LLC	11/26/2013	Buy	20,100
JEC II Associates, LLC	1/2/2014	Buy	57,900
JEC II Associates, LLC	1/3/14	Buy	43,000
JEC II Associates, LLC	1/9/2014	Buy	26,000
JEC II Associates, LLC	1/10/14	Buy	16,800
JEC II Associates, LLC	1/13/14	Buy	57,200
JEC II Associates, LLC	1/28/14	Buy	200,000
K. Peter Heiland	1/28/14	Buy	50,000
JEC II Associates, LLC	1/29/2014	Buy	135,000

Ratio Capital Management B.V.

Stockholder Name	Trade Date	Buy/Sell	No. of Shares
Ratio Capital Management B.V.	2/6/2014	Buy	203,500
Ratio Capital Management B.V.	2/11/2014	Buy	63,701
Ratio Capital Management B.V.	2/14/2014	Buy	22,994
Ratio Capital Management B.V.	2/21/2014	Buy	33,024
Ratio Capital Management B.V.	2/28/2014	Buy	105,270
Ratio Capital Management B.V.	2/28/2014	Buy	97,011
Ratio Capital Management B.V.	3/4/2014	Buy	97,822
Ratio Capital Management B.V.	3/6/2014	Buy	133,593
Ratio Capital Management B.V.	3/20/2014	Buy	30,272
Ratio Capital Management B.V.	3/25/2014	Buy	2,900
Ratio Capital Management B.V.	3/24/2014	Buy	57,028
Ratio Capital Management B.V.	3/26/2014	Buy	43,000
Ratio Capital Management B.V.	3/27/2014	Buy	120,400
Ratio Capital Management B.V.	3/28/2014	Buy	33,300
Ratio Capital Management B.V.	3/31/2014	Buy	8,000
Ratio Capital Management B.V.	4/1/2014	Buy	57,185
Ratio Capital Management B.V.	4/3/2014	Buy	20,100
Ratio Capital Management B.V.	4/4/2014	Buy	33,000
Ratio Capital Management B.V.	4/7/2014	Buy	25,700
Ratio Capital Management B.V.	4/10/2014	Buy	20,125
Ratio Capital Management B.V.	4/15/2014	Buy	137,375

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Exhibit A

FORM OF Certification AND AGREEMENT

This CERTIFICATION AND AGREEMENT (this “Agreement”) is entered into and shall be effective as of February 17, 2015 (the “Effective Date”), by and among the undersigned nominee (the “Nominee”) and the Concerned Shareholders (as defined below).

Whereas, the Concerned Shareholders believe that Nominee’s outstanding qualifications will prove a valuable asset to Synacor, Inc. (“Synacor”) if Nominee is elected to the Board of Directors of Synacor, Inc. (the “Board”);

WHEREAS, Nominee believes that, if elected, he could help the Board to enhance shareholder value; and

WHEREAS, Nominee is willing to serve on the Board and recognizes that he may need to put in significant time and effort in order to win election;

Now, therefore, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.	Definitions. As used in this Agreement, the following capitalized terms shall have the meanings set forth below:

“Concerned Shareholders” means JEC Capital Partners, LLC and/or Ratio Capital Management and/or any Affiliate and Representative of JEC Capital Partners, LLC and/or Ratio Capital Management.

“Nomination”, “Campaign”, and/or “Solicitation”, whether used collectively or on their own, means any and all aspects of the Concerned Shareholders nomination of director candidates for election at the upcoming Annual Meeting of Stockholders of Synacor.

“Representatives” means any directors, members, managers, officers, employees, agents, or advisors, to the Concerned Shareholders.

“Affiliate” of a person means any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

2.	Agreement to Serve. Nominee agrees to be nominated by the Concerned Shareholders for election to the Board of Synacor and, if elected, to serve as a director.

3.	Settlement Agreement. In order to protect Nominee from the potential downside that could arise in the event that Nominee puts in significant time and resources in connection with the election, and the Concerned Shareholders decide to settle with the current Board prior to the Annual Meeting of Stockholders of Synacor, the Concerned Shareholders agree that they will not enter into any settlement agreement with Synacor without the written consent of the Nominee. Furthermore and for the avoidance of any doubt, the Concerned Shareholders and the Nominee agree that neither a Concerned Shareholder nor the Nominee will agree to serve on the Board as a result of any settlement without the written consent of the Concerned Shareholders and the Nominee.

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4.	Nominee Confidentiality. Nominee will not disclose any information, communication, or data received from the Concerned Shareholders or their Representatives, regarding the Nomination / Solicitation / Campaign without the prior written consent of the Concerned Shareholders, unless required by law to do so, and the only after providing reasonable prior notice of such disclosure and the opportunity to seek a protective order. Information shall not be confidential if it:

i.	is or becomes publicly available other than as a result of a disclosure by Nominee;

ii.	is already in Nominee’s possession at the time of this Agreement;

iii.	is or becomes available to Nominee from a source, other than the Company, that has no contractual obligation to the Concerned Shareholders to keep that information confidential; or

iv.	is independently developed by Nominee or on Nominee's behalf without violating any of Nominee's obligations hereunder.

5.	Concerned Shareholders Confidentiality. Concerned Shareholders will not disclose any information, communication, or data received from Nominee regarding the Nomination / Solicitation / Campaign without the prior written consent of Nominee, unless required by law to do so, and the only after providing reasonable prior notice of such disclosure and the opportunity to seek a protective order. Information shall not be confidential if it:

i.	is or becomes publicly available other than as a result of a disclosure by the Concerned Shareholders;

ii.	is already in the Concerned Shareholders' possession at the time of this Agreement;

iii.	is or becomes available to the Concerned Shareholders from a source, other than the Company, that has no contractual obligation to the Nominee to keep that information confidential; or

iv.	is independently developed by the Concerned Shareholders or on the Concerned Shareholders' behalf without violating any of the Concerned Shareholders' obligations hereunder

6.	Indemnification. In connection with the proxy solicitation, the Concerned Shareholders agree to indemnify and hold Nominee harmless against any and all claims, losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees (“Losses”), and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid or payable in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by Nominee, directly or indirectly, as result of actions taken by the Concerned Shareholders in connection with the Solicitation; provided, however, that Nominee will not be entitled to indemnification for claims arising from Nominee’s own actions, including negligence, misconduct, intentional and material violations of law, criminal actions, failure to comply with the lawful advice, procedures and rules provided to Nominee by the Concerned Shareholders and/or its legal counsel, or material breach of the terms of this Agreement. For the avoidance of any doubt, upon Nominee becoming a director of the Company, this indemnification shall not apply to any claims made against Nominee or other Losses incurred in Nominee’s capacity as a director of Synacor. In the event a claim arises for which Nominee has been indemnified, Nominee shall be defended by lawyers selected by the Concerned Shareholders at the expense of the Concerned Shareholders and the approval of Nominee, which approval shall not be unreasonably withheld. Nominee may, through written notice, inform the Concerned Shareholders of his desire to select his own legal counsel. In this case, the Concerned Shareholders shall not be liable to Nominee under this Agreement or otherwise for any expenses and subsequently incurred by Nominee in connection with his own defense of such claim. Nominee shall, at all times, have the right to participate in the defense of any claim, Losses or litigation.

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7.	Governing Law. This Agreement shall be governed by the laws of the State of Massachusetts and any suit brought by either party against the other party for claims arising out of this Agreement shall be brought in the federal and/or state courts sitting in Massachusetts, and the undersigned irrevocably agrees to and accepts such jurisdiction.

8.	Termination. This Agreement and the obligations hereunder shall terminate on the earlier of (i) one (1) year after the date of this Agreement and (ii) Nominee’s election to the Board as a result of the Solicitation.

9.	Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the foregoing. Any amendments to this Agreement must be in writing and executed by each party.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Nominee and the Concerned Shareholders have executed this Agreement on the date set forth above.

Concerned Shareholders:

JEC Capital Partners, LLC
By: Michael Torok

Ratio Capital Management
By: Bart Kool

Nominee:

[Name]

Address:

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PRELIMINARY FORM – SUBJECT TO COMPLETION

REVOCABLE FORM OF PROXY SOLICITED BY JEC CAPITAL PARTNERS, LLC AND RATIO CAPITAL MANAGEMENT B.V. SYNACOR, INC.
ANNUAL MEETING OF STOCKHOLDERS
☒ PLEASE MARK VOTES AS IN THIS EXAMPLE		CAST YOUR IMPORTANT VOTE BY RETURNING THIS BLUE CARD

The undersigned, revoking all prior proxies, hereby appoints Michael Torok and Bart Kool, and either one of them, with full power of substitution, as proxy or proxies for the undersigned and authorizes them to vote for the undersigned, in the name of the undersigned, all of the Common Stock of Synacor, Inc. (the “Company”) of the undersigned, as if the undersigned were personally present and voting at the Company’s Annual Meeting of Stockholders to be held at The Embassy Suites Hotel, 200 Delaware Avenue, Buffalo, New York 14202 on April 20, 2015 at 9:00am local time. (the “Annual Meeting”), and at any and all adjournments and postponements thereof, upon the matters specified below and, in their discretion, upon such other matters as may properly come before the meeting.

Authorized Signature: This Section must be completed for your vote to be counted. Please sign and date below.

Date: _____________________

_____________________________    __________________________________

      Sign Above                                   Co-holder (if any) sign above

Please sign exactly as your name appears hereon. Joint owners should each sign. When signing as an attorney, administrator, executor, corporate officer, trustee, guardian or custodian, please give full title.

The Concerned Stockholders recommend a vote FOR the election of the following nominees for director.

1. Election of three (3) directors
	For	Withhold	For All Except
	☐	☐	☐
01		Scott Williams
02		Jeffrey Misthal
03		Dilip Singh
INSTRUCTION: To withhold authority to vote for any individual nominees, mark “For All Except” and write the name or number of the nominee(s) in the space provided below.
The Concerned Stockholders makes no recommendation with respect to Proposal 2 and Proposal 3.
	For	Against	Abstain
2. To ratify the appointment of Deloitte & Touche LLP	☐	☐	☐

	For	Against	Abstain
3. Ratification of the Rights Agreement, between The Company and American Stock Transfer & Trust Company, LLC as rights agent	☐	☐	☐
THIS FORM OF PROXY IS SOLICITED ON BEHALF OF JEC CAPITAL PARTNERS LLC AND RATIO CAPITAL MANAGEMENT B.V.

Detach above card, sign, date and mail in postage paid envelope provided.

Synacor, Inc.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

THIS FORM OF PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SIGNING STOCKHOLDER. IF NO DIRECTION IS MADE, THIS FORM OF PROXY WILL BE VOTED FOR ELECTION OF THE NOMINEES FOR DIRECTOR SPECIFIED IN THE PROXY STATEMENT AND YOU WILL BE DEEMED TO HAVE ABSTAINED FROM VOTING ON PROPOSAL 2 AND PROPOSAL 3. THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

[Reverse Side]

IMPORTANT

REVIEW THE PROXY STATEMENT AND VOTE

Vote by mail:	Mark, sign, date the front of this Blue proxy card and return it in the postage prepaid envelope, or mail to: InvestorCom, Inc., 65 Locust Avenue, Suite 302, New Canaan, CT 06840